Subsidiaries’ Results of General Shareholders’ Meeting for the Fiscal Year of 2010

On March 22, 2011, Shinhan bank, our wholly-owned bank subsidiary, held the annual general shareholders’ meeting for the fiscal year of 2010, and the four agendas listed below were approved.

Agenda:

1) Approval of Balance Sheets, Income Statements and Statements of Appropriation of Retained
Earnings for the fiscal year of 2010 (January 1, 2010 ~ December 31, 2010)
2) Approval of Revision to Articles of Incorporation
3) Approval of Director Remuneration Limit
4) Appointment of Directors

The AGM of Shinhan Bank also approved cash dividend payment for the fiscal year of 2010 as follows:

•	Total Dividend Amount: KRW 478,032,938,143 or KRW 301 per share

On the same date, Shinhan Card, our wholly-owned credit card subsidiary, also held its annual general shareholders’ meeting for the fiscal year of 2010 during which the three agendas listed below were approved.

1) Approval of Balance Sheets, Income Statements and Statements of Appropriation of Retained

Earnings for the fiscal year of 2010 (January 1, 2010 ~ December 31, 2010)

2) Appointment of Directors
3) Approval of Director Remuneration Limit

The AGM of Shinhan Card also approved cash dividend payment for the fiscal year of 2010 as follows:

•	Total Dividend Amount: KRW 600,017,962,758 or KRW 4,786 per share

Since SFG wholly owns Shinhan Bank and Shinhan Card, SFG will be receiving the total dividend amount from these subsidiaries.